SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Registration File # 000-30194

Commission File No.82-1918 Section 12g 3-2(b)

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 11, 2007

NEWS RELEASE

BYRON AMERICOR INC.

(Formerly BYRON GLOBAL CORP.)

2907 – 2045 Lakeshore Blvd. West,

Toronto Ontario, Canada, M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 - 1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON AMERICOR INC.

(Registrant)

Date: September 11, 2007

By     “Ross McGroarty”

Ross McGroarty, Chairman

BYRON AMERICOR INC.

PRESS RELEASE

Byron Americor Inc. Buys Ungava Mines Inc. to hold a net 20%

Interest in Property Being Put Into Production in Northern Quebec;

Nearartic Nickel Mines Inc., formerly Ungava Minerals Corp.

Takes Control of Byron Americor Inc.

Toronto, Ontario Canada September 11, 2007 ---- Byron Americor Inc., (“Byron”) NASDAQ OTCBB “BYNAF” is pleased to announce that it has purchased 100% of Ungava Mines Inc. from Nearartic Nickel Mines Inc., formerly Ungava Minerals Corp. (“UMC”). In two transactions with UMC, Byron issued an aggregate of 90,000,000 shares and 10,000,000 Byron share purchase warrants to UMC. The Byron warrants held by UMC are each exercisable at a price of CDN $0.75 at any time until August 31, 2012, to acquire Byron common shares. Byron now has 92,688,998 common shares outstanding.

As part of the transaction to acquire Ungava Mines Inc., and its subsidiary, Ungava Mineral Exploration Inc. (“UMEI”), Byron was issued 5,000,000 UMC warrants each exercisable at the price of $0.75 CDN at any time until August 31, 2012 to acquire a UMC common share.

Byron through its subsidiary, UMEI currently has a 30% interest carried to production, in a certain property, in the Raglan South Nickel Project of Canadian Royalties Inc., located 20 km south of Xstrata’s (Falconbridge’s) Raglan mine. Xstrata shares trade on the L.S.E., Zurich (“XTA”), Frankfurt (“XTR”) Exchanges, and the OTCBB (“XSRAF”) market in the U.S.A.

The property in which UMEI has an interest is being put into production by Canadian Royalties Inc. (“CZZ” TSX) pursuant to a Bankable Feasibility Study (“BFS”) recently prepared by SNC Lavalin Inc. The capital costs of putting the Raglan South Nickel Project into production is estimated at CDN$ 465 million. In the Summary of Financial Analysis Results contained in the BFS, the capital cost payback period (years of operation) is 1.9 years, based on $10.00 Nickel and $2.00 copper.

Upon Canadian Royalties Inc. securing a banker’s commitment to finance the property into production on a non-recourse basis, UMEI’s interest will be reduced to 20% and UMEI will be thereafter obligated to fund 20% of subsequent exploration and development activity on the property or suffer dilution.

The Raglan South Project is located in Northern Quebec; the sulphide deposits have been described as being “--- the best quality and most rare”, (Ian Pearce, CEO, Xstrata, May, 2007) and the Raglan area has been described as “-- one of the world’s great nickel belts.” (Financial Post August 8, 2007)

Particulars regarding the property in which UMEI has an interest may be viewed on Byron’s S.E.C. Edgar site or UMC’s Sedar site by referring to the 2006 Technical Report and the 2007 Profitability Reviews prepared by John D. Charlton P.Geo.

Contact: Ross McGroarty, Chairman

2907- 2045 Lakeshore Blvd. W., Toronto, ON M8V 2Z6 Canada

Tel: 416 594 0528   Fax: 416 594 6811   Email: byronres@sympatico.ca